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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sun Oil & Gas, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86681U207

(CUSIP Number)

Guoqiong Yu
China US Bridge Capital Ltd.
Suite 05B,15th Floor
Convention Plaza, Office Tower #1
Harbour Road, Wan Chai
Hong Kong, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86681U207

1.	Name of Reporting Person: China US Bridge Capital Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,398,046 shares of common stock

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,398,046 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,398,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): OO

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CUSIP No. 86681U207

1.	Name of Reporting Person: Guoqiong Yu		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,398,046 shares of common stock

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,398,046 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,398,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): IN

3

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock of Sun Oil & Gas, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Burrard St., Suite 900, Vancouver BC, Canada, V7X 1M8.
Item 2. Identity and Background
     This Schedule 13D is being filed on behalf of China US Bridge Capital Ltd. (“China US”), a company organized in the British Virgin Islands, and Guoqiong Yu (together, the “Reporting Persons”). The address of the principal office of China US is Suite 05B, 15th Floor Convention Plaza, Office Tower #1, Harbour Road, Wan Chai, Hong Kong, P.R. China. The principal business of China US is to act as a holding company.
     Ms. Yu is the Chief Executive Officer and Manager of China US, which is her present principle occupation. Her business address is China US Bridge Capital Ltd., Suite 05B, 15th Floor Convention Plaza, Office Tower #1, Harbour Road, Wan Chai, Hong Kong, P.R. China. Ms. Yu is a citizen of China.
     During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
Item 3. Source and Amount of Funds or Other Consideration
     China US purchased 2,398,046 shares of common stock of the Issuer for $60,000, using its working capital.
Item 4. Purpose of Transaction
     On October 17, 2005, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with EH&P Investments AG, John D. Swain, Fred Holcapek, PH Holding Group, Ma Cheng Ji, Zhou Wei, Zeng Xiu Lan, Gu Xiao Dong, Jacksonville Management Ltd., Colin Wilson, Alliance Capital Management, Inc., Hanzhong Fang and China US.
     Pursuant to the terms and conditions of the Stock Purchase Agreement, Hanzhong Fang and China US (together, the “Buyers”) acquired from EH&P Investments AG, John D. Swain, Fred Holcapek, PH Holding Group, Ma Cheng Ji, Zhou Wei, Zeng Xiu Lan, Gu Xiao Dong, Jacksonville Management Ltd., Colin Wilson and Alliance Capital Management, Inc. (collectively, the “Sellers”) approximately 74.3% of the issued and outstanding shares of common stock of the Issuer (the “Transaction”). The Buyers entered into the Transaction in order to acquire a majority of the issued and outstanding shares of the common stock of the Issuer.

     Immediately prior to the closing of the Transaction, Peter G. Wilson served as the sole member of the board of directors of the Registrant (the “Board of Directors”). Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Zhenggang Wang, was appointed to the Board of Directors, (2) Peter G. Wilson tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyers, after the closing of the Transaction, and (3) the parties agreed to appoint the Buyers’ nominee, Jimei Liu, to the Board of Directors at a future date to be determined by the Buyers. Also, pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction on October 17, 2005, the Issuer appointed (1) Zhenggang Wang as its Chairman and Chief Executive Officer and (2) Jian Liu as its Chief Financial Officer.
     In addition, in the near future, Buyers may cause the Issuer to (1) enter into a “reverse merger” with another company whereby the Issuer would be the surviving company, (2) change the Issuer’s name and fiscal year end, and (3) effect a reverse stock split of the common stock of the Issuer.
Item 5. Interest in Securities of the Issuer
     (a) China US owns 2,398,046 shares of common stock of the Issuer (constituting 7.4% of the Issuer’s issued and outstanding common stock), acquired on October 17, 2005 pursuant to the Stock Purchase Agreement.
     In connection with her position as Chief Executive Officer and Manager of China US, Ms. Yu may be deemed to beneficially own the 2,398,046 shares of common stock of the Issuer owned by China US.
     In addition, in connection with the Stock Purchase Agreement, China US may be deemed to have acted with Hanzhong Fang as a group to acquire shares of the common stock of the Issuer and as a result, the Reporting Persons may be deemed to have “beneficial ownership” of the 21,582,415 shares of the Issuer’s common stock (constituting 66.9% of the Issuer’s issued and outstanding common stock) acquired by Mr. Fang on October 17, 2005. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of such shares.
     (b) The Reporting Persons share the power to vote or to direct the vote and the power to dispose or to direct the disposition of, the 2,398,046 shares of common stock of the Issuer that China US owns.
     (c) Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by China US.

     (e) The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See Item 4 of this Schedule 13D for a description of the contracts and arrangements between China US and others with respect to the common stock of the Issuer.
Item 7. Material to Be Filed as Exhibits
Exhibit A – Stock Purchase Agreement
Exhibit B – Agreement Regarding the Joint Filing of Schedule 13D

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China US Bridge Capital Ltd.
		By:	/s/ Guoqiong Yu

Name: Guoqiong Yu Title: CEO/Chairman/Manager
Date:	10/26/05

Date:	10/26/05		/s/ Guoqiong Yu

Guoqiong Yu